SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Terran Orbital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88105P103

(CUSIP Number)

June 8, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1	NAMES OF REPORTING PERSONS Anthony L. Previte Declaration of Trust dated June 10, 2022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,714,357 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,714,357 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,714,357 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

Consists of 11,714,357 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Terran Orbital Corporation (formerly known as Tailwind Two Acquisition Corp., the “Issuer”) held directly and those underlying exercisable RSUs, all of which are directly beneficially owned by the Anthony L. Previte Declaration of Trust dated June 10, 2022 (the “Trust”) of which Ms. Stacy N. Previte serves as the trustee (the “Trustee”). The Trustee may be deemed to have indirect beneficial ownership of securities held by the Trust.

2

The percentage used herein and in the rest of this Schedule 13G is calculated based upon 137,805,599 shares of common stock outstanding as of July 6, 2022, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 8, 2022.

CUSIP No. 88105P103

1	NAMES OF REPORTING PERSONS Stacy N. Previte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION [Florida]

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,714,357 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,714,357 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,714,357 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1

Consists of 11,714,357 shares of Common Stock of the Issuer held directly and those underlying exercisable RSUs, all of which are directly beneficially owned by the Trust. The Trustee may be deemed to have indirect beneficial ownership of securities held by the Trust.

2

The percentage used herein and in the rest of this Schedule 13G is calculated based upon 137,805,599 shares of common stock outstanding as of July 6, 2022, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 8, 2022.

Item 1(a)	Name of Issuer:

The name of the issuer is Terran Orbital Corporation.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive office is located at 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, Florida 33487.

Item 2(a)	Name of Person Filing:

The Anthony L. Previte Declaration of Trust dated June 10, 2022 (the “Trust”) Stacy N. Previte, who is fling this form in her individual capacity but also serves as the trustee of the Trust (the “Trustee” and together with the Trust, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Trust and the Trustee is c/o Terran Orbital Corporation, 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, Florida 33487

Item 2(c)	Citizenship:

The situs of the Trust is Florida, U.S.A.

The Trustee is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

88105P103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person

(b)	Percent of class: See row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or direct the vote: See row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or direct the disposition: See row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or direct the disposition: See row 8 of cover page for each Reporting Person

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: July 22, 2022

Anthony L. Previte Declaration of Trust dated June 10, 2022

By:	/s/ Stacy N. Previte
Name:	Stacy N. Previte
Title:	Trustee

Stacy N. Previte

By:	/s/ Stacy N. Previte
Name:	Stacy N. Previte

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated July 22, 2022.